Exhibit 21

Subsidiaries of SBA Communications Corporation

Name	Relationship	Jurisdiction
SBA Telecommunications, Inc.	100% owned by SBA Communications Corporation	Florida
SBA Network Services, Inc.	100% owned by SBA Telecommunications, Inc.	Florida
SBA Towers, Inc.	100% owned by SBA Telecommunications, Inc.	Florida
SBA Properties, Inc.	100% owned by SBA Telecommunications, Inc	Florida
SBA Sites, Inc.	100% owned by SBA Telecommunications, Inc.	Florida
GeoNet Properties, Inc.	100% owned by SBA Telecommunications, Inc.	Alabama

As of December 31, 2001, SBA Telecommunications, Inc. owned, directly and indirectly, twenty-eight additional subsidiaries, twenty-five of which are incorporated in U.S. jurisdictions and three of which are organized in foreign jurisdictions. These subsidiaries, in the aggregate as a single subsidiary, would not constitute a “Significant Subsidiary” as defined in Rule 405 under the Securities Act as of December 31, 2001.